Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

ALCOA INC.

Alcoa Inc. (the “Corporation”), for the purpose of amending its Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) pursuant to Sections 1915 and 1916 of the Pennsylvania Business Corporation Law of 1988, as amended (the “PBCL”), does hereby certify as follows:

FIRST: The name of the Corporation is Alcoa Inc. and the address of the Corporation’s current registered office is c/o CT Corporation System, Dauphin County, Pennsylvania.

SECOND: The Corporation was incorporated under the Act of April 29, 1874 on September 18, 1888.

THIRD: The first sentence of Article FIFTH of the Articles of Incorporation is hereby amended and restated in its entirety as follows:

“The authorized capital stock of the corporation shall be 660,000 shares of Serial Preferred Stock of the par value of $100 per share, 10,000,000 shares of Class B Serial Preferred Stock of the par value of $1.00 per share and 600,000,000 shares of Common Stock of the par value of $1.00 per share.

Upon the filing (the “Effective Time”) of the Articles of Amendment effecting the adoption of the authorized capital set forth in the immediately preceding sentence, each three (3) shares of the corporation’s Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without further action on the part of the corporation or any holder thereof, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable share of Common Stock of the par value of $1.00 per share, subject to the treatment of fractional share interests as described below. The reclassification of the Common Stock pursuant to the Articles of Amendment will be deemed to occur at the Effective Time. From and after the Effective Time, certificates representing Common Stock prior to such reclassification shall represent the number of shares of Common Stock into which such Common Stock prior to such reclassification shall have been reclassified pursuant to the Articles of Amendment. No fractional shares shall be issued upon the effectiveness of the Articles of Amendment and, in lieu thereof, the corporation’s transfer agent shall aggregate all fractional shares and sell them as soon as practicable after the Effective Time at the then-prevailing prices on the open market, on behalf of those shareholders who would otherwise be entitled to receive a fractional share, and after the transfer agent’s completion of such sale, shareholders shall receive a cash payment from the transfer agent in an amount equal to their respective pro rata shares of the total net proceeds of that sale.”

FOURTH: The Corporation hereby certifies that the amendment set forth in these Articles of Amendment has been duly adopted by Corporation’s Board of Directors and shareholders in accordance with the provisions of Sections 1912 and 1914 of the PBCL.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be duly executed in its corporate name by a duly authorized officer this 5th day of October, 2016.

ALCOA INC.

By:	/s/ Audrey Strauss

Name:	Audrey Strauss

Title:	Chief Legal Officer